Exhibit 8.1

List of Significant Subsidiaries

Name	Jurisdiction of incorporation	Relationship with the registrant
NQ Mobile US Inc.	US	Wholly owned subsidiary

NetQin International Ltd.	HK	Wholly owned subsidiary

NetQin Mobile (Beijing) Co., Ltd.	PRC	Subsidiary wholly owned by NetQin International Ltd.

Beijing NetQin Technology Co., Ltd	PRC	Variable interest entity

Taiwan NetQin Technology Limited	Taiwan	Wholly owned subsidiary

Qing Yun (Tianjin) Financial Management Co., Ltd	PRC	Subsidiary wholly owned by Beijing NetQin Technology Co., Ltd.